NEXEON MEDSYSTEMS INC.

1708 Jaggie Fox Way

Lexington, Kentucky

June 5, 2017

TRANSMITTED VIA EDGAR

United States Securities and Exchange Commission

Office of Electronics and Machinery

100 F Street NE

Washington, DC 20549

Attention: Amanda Ravitz, Assistant Director

Re:	Nexeon MedSystems Inc (the “Company”) Registration Statement on Form S-1 (the “Registration Statement”) Filed April 28, 2017 Amendment No. 1 Filed June 5, 2017 File No. 333-217535

Ladies and Gentlemen:

The undersigned respectfully requests that the Registration Statement be declared effective at 4:00 p.m., Washington, D.C. time, on Wednesday, June 7, 2017, or as soon thereafter as is practicable.

If you have questions or comments regarding this request, please call Nazia J. Khan, Esq., Sichenzia Ross Ference Kesner LLP, legal counsel to the Company, at (646) 885-6533. The Company authorizes Ms. Khan to orally modify or withdraw this request for acceleration.

Sincerely,

NEXEON MEDSYSTEMS INC.

By:	/s/ William Rosellini
Ronald Conquest Chief Executive Officer